

January 17, 2014

<u>Via Facsimile</u>
Ms. Barbara R. Smith, Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd
Irving, TX 75039

> **Re:** **Commercial Metals Company**
> **Form 10-K for the fiscal year ended August 31, 2013**
> **Filed October 28, 2013**
> **Form 10-Q for the quarter ended November 30, 2013**
> **Filed January 10, 2014**
> **File No. 1-4304**

Dear Ms. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Consolidated Results of Operations, page 24

1. You define adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization, impairment charges and net earnings attributable to noncontrolling interest. We have the following comments in this regard:
   - Based on your definition of adjusted EBITDA, it is unclear why you reconcile net earnings from continuing operations to adjusted EBITDA;
   - If true, please revise your disclosures to clarify that the amounts reflected in your reconciliation relate to continuing operations; and
   - Please separately present impairment charges.

2.   Your disclosure indicates that you use adjusted EBITDA to assess your ability to pay your current debt obligations as they mature and as a tool to calculate possible future levels of leverage capacity. It therefore appears that in addition to using this measure as a performance measure you are also using this non-GAAP measure as a liquidity measure. As such, please expand your disclosures to include a reconciliation of adjusted EBITDA to its most directly comparable GAAP liquidity measure, net cash flows from operating activities. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Staff's C&DI related to non-GAAP financial measures dated July 8, 2011.

Segments, page 25

3.   Please clarify in future filings that your segment measure adjusted operating profit (loss) is the sum of earnings from continuing operations before income taxes and financing costs.

4.   Please better explain the reasons for changes in pre-tax LIFO income (expense) from period to period. In this regard, simply reiterating the dollar change in this income (expense) item from period to period in your segment discussion of adjusted operating profit (loss) does not provide a reader with an understanding of the reasons for this change. Please show us how you will revise future filings to better explain these changes. Please ensure that your expanded segment disclosure discusses cost of goods sold as a percentage of sales and the underlying reasons for material changes in these margins.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 26

5.   You indicate on page 14 that increases in the value of the U.S. dollar relative to other currencies may adversely affect your business, results of operations and financial condition. Please address the need to expand your segment discussions to address the impact that changes in the value of the U.S. dollar relative to other currencies had on segment sales and adjusted operating profit for each period presented.

Americas Recycling, page 26

6.   You indicate that you exported 6% of your ferrous scrap tonnage and 27% of your nonferrous scrap tonnage during 2013. This compares to the export of 5% of your ferrous scrap tonnage and 35% of your nonferrous scrap tonnage during 2012. Please show us how you will expand your disclosures in future filings to discuss the impact the changes in these export sales had on Americas Recycling sales and adjusted operating profit.

7.   Please show us how you will expand your disclosures in future filings to explain the reasons for the nonferrous margin compression of approximately 15% when compared to 2012.

Americas Mills, page 27

8.   You indicate that rebar accounted for 57% of tonnage shipped, an increase over the prior year and that shipments included 242 thousand tons of billets in 2013 as compared to 410 thousand tons of billets in 2012. Please show us how you will expand your disclosures in future filings to explain and quantify how these changes impacted Americas Mills sales and adjusted operating profit.

International Marketing and Distribution, page 28

9.   We note that International Marketing and Distribution sales declined 13% from $2,727,319 in 2012 to $2,355,572 in 2013. Please expand your disclosures in future filings to discuss the underlying reasons for changes in these sales.

Income Taxes, page 28

10.   We note the substantial change in your effective tax rate. In future filings please provide a more comprehensive explanation regarding such changes. In this regard we note that the change is due to the mix and amount of pre-tax income in certain jurisdictions as well as the recognition of valuation allowances on deferred tax assets in various jurisdictions that are more likely than not to be realized. Expand your disclosures to quantify the impact of these changes and address the facts and circumstances that resulted in your conclusion that it was more likely than not that certain deferred tax assets will not be realized.

Critical Accounting Policies and Estimates, page 37

Income Taxes, page 37

11.   Please expand your critical accounting policy or Note 2 –Summary of Significant Accounting Policies to address ASC 740's intraperiod tax allocation guidance and how this accounting model impacted how you allocated income taxes among continuing operations and the other components of your financial statements.

Goodwill, page 38

12.   We note your disclosure that the fair value of each of your reporting units exceeded carrying value by at least 38%. If future filings, please specifically disclose whether you believe that the fair value of each of your reporting units substantially exceeds its book value.

Long-Lived Assets, page 38

13.   We note that you evaluate the carrying value of property, plant and equipment and finite-lived intangible assets whenever a change in circumstances indicates that the carrying value may not be recoverable from the undiscounted future cash flows from operations. Please revise future filings to provide a more robust discussion of the circumstances which would trigger an impairment test of your long-lived assets.

Consolidated Statements of Cash Flows, page 47

14.   With reference to classification guidance set forth in ASC 230, please address the appropriateness of classifying the increase (decrease) in accounts payable-documentary letters of credit as a financing activity. Ensure your response addresses the following:
- Provide the specific terms of these letters of credit, including to whom and when cash is transferred and your related accounting for these transactions in both your balance sheet and statement of cash flow;
- Clarify the nature of the activity related to the decrease (increase) in deposit for letters of credit as reflected in your investing activity;
- Clarify what you mean by your statement in Note 2 – Summary of Significant Accounting Policies – Accounts Payable-Documentary Letters of Credit that, "In some cases, if the Company's suppliers choose to discount the future dated obligation, the Company may pay the discount cost."; and
- Please reconcile the $16,411 balance sheet increase in your accounts payable-documentary letters of credit from 2012 to 2013 to your $6,221 decrease reflected within your 2013 cash flow financing activity.

Form 10-Q for the quarter ended November 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Business Segment Results, page 24

Americas Recycling, page 24

15.   You indicate that although ferrous selling prices increased 1% during the first quarter of fiscal 2014, metal margins declined 7% and nonferrous selling prices and metal margins declined in the current quarter compared to the same quarter in fiscal 2013. Please better explain this statement, including why metal margins declined despite the ferrous selling price increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief